UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(3)

of the Securities Exchange Act of 1934

Enel Generación Chile S.A.

(Name of Subject Company (Issuer))

Enel Chile S.A.

Enel S.p.A.

Herman Chadwick P.

Giulio Fazio

Salvatore Bernabei

Pablo Cabrera G.

Fernán Gazmuri P.

Gerardo Jofré M.

Vicenzo Ranieri

Giuseppe Conti

Francesco Giorgianni

Jorge Atton P.

Fabrizio Barderi

Enrique Cibié B.

Mauro Di Carlo

Umberto Magrini

Luca Noviello

Julio Pellegrini V.

Enel Generación Chile S.A.

(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Nicolás Billikopf

Enel Chile S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2353-4628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

+1 (212) 294-6700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)
U.S.$462,585,425	U.S.$57,592

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation is equal to (a) the product of (i) U.S.$26.85, the average of the high and low sale prices per Enel Generación ADS (representing 30 Enel Generación Shares) as reported on the New York Stock Exchange on October 24, 2017, divided by 30, and (ii) 1,033,710,446, the number of Enel Generación Shares (including Enel Generación Shares represented by Enel Generación ADSs) eligible to be tendered in the U.S. Offer as of September 30, 2017, less (b) U.S.$462,585,425 the estimated maximum aggregate amount of cash to be paid by Enel Chile in the U.S. Offer.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$57,592	Filing Party: Enel Chile S.A.
Form or Registration No.: Form F-4 (Registration No. 333-221156)	Date Filed: October 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D, initially filed on August 12, 2016 and as amended and supplemented.

CUSIP No. 29244T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,672,584,961 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,672,584,961 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,672,584,961 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.55%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29244T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Chile S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,672,584,961 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,672,584,961 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,672,584,961 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.55%
14	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

This Amendment No. 7 (this “Amendment”) amends and supplements the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2017, as amended (the “Schedule TO”), relating to the offer by Enel Chile S.A. (“Enel Chile”) to purchase (i) all outstanding shares of common stock, without par value, of Enel Generación Chile S.A. (“Enel Generación Shares”), a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, held by U.S. Persons (as defined in the Schedule TO) and (ii) all outstanding American Depositary Shares (“ADSs”), each representing thirty (30) Enel Generación Shares of (together with the Enel Generación Shares, the “Enel Generación Securities”), from all holders of Enel Generación ADSs, wherever located, pursuant to the terms and conditions of the prospectus dated February 8, 2018 (the “Prospectus”) that is part of the Registration Statement on Form F-4 (Registration No. 333-221156) and filed as Exhibit (a)(4) to the Schedule TO, and the Form of Acceptance, the ADS Letter of Transmittal and the Subscription Agreement, copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer”). Simultaneously with the U.S. Offer, which was launched on February 16, 2018, Enel Chile is offering in accordance with the tender offer rules of the Republic of Chile to purchase all of the outstanding Enel Generación Shares from all holders of Enel Generación Shares, wherever located, (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price per share and on substantially the same terms as the Enel Generación Shares to be purchased pursuant to the U.S. Offer.

This Amendment amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

Item 8.	Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented by adding the following:

The U.S. Offer and the Chilean Offer expired at 4:30 p.m., New York City time, and 5:30 p.m., Santiago time, respectively, on Thursday, March 22, 2018. No Enel Generación Shares and a total of 5,691,996 Enel Generación ADSs were validly tendered and not withdrawn pursuant to the U.S. Offer. In addition, according to the definitive notice of results published on March 25, 2018 by Enel Chile in Chile, a total of 2,582,336,287 Enel Generación Shares were tendered pursuant to the Chilean Offer. The Enel Generación Shares and Enel Generación ADSs tendered pursuant to the Offers represent an aggregate of 2,753,096,167 Enel Generación Shares. All Enel Generación Shares and Enel Generación ADSs tendered in the Offers have been accepted for payment and payment is expected to be made on April 2, 2018, in accordance with Chilean practice.

Based on preliminary results, upon purchase of the Enel Generación Shares and Enel Generación ADSs pursuant to the Offers, Enel Chile’s ownership in Enel Generación will increase to 7,672,584,961 Enel Generación Shares (including those represented by Enel Generación ADSs) or approximately 93.55% of the total outstanding Enel Generación Shares, which will leave 529,169,619 Enel Generación Shares (including those represented by 4,233,476 Enel Generación ADSs) held by parties other than Enel Chile.

On March 26, 2018, Enel Chile issued a press release announcing the results of the Offers and satisfaction of conditions of the Reorganization, a copy of which is attached as Exhibit (a)(1)(K) hereto.

Item 12.	Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(K)	Press Release issued by Enel Chile on March 26, 2018.

3

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2018

Enel Chile S.A.

By:	/s/ Nicola Cotugno
Name:	Nicola Cotugno
Title:	Chief Executive Officer

Enel S.p.A.

By:	/s/ Joaquin Valcarcel
Name:	Joaquin Valcarcel
Title:	Head of M&A and Legal Affairs

*
Herman Chadwick P.

*
Giulio Fazio

*
Salvatore Bernabei

*
Pablo Cabrera G.

*
Fernán Gazmuri P.

*
Gerardo Jofré M.

*
Vicenzo Ranieri

* By:	/s/ Nicola Cotugno
Name: Nicola Cotugno
Title: Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 99.1 hereto.

*
Giuseppe Conti

*
Francesco Giorgianni

*
Jorge Atton P.

*
Fabrizio Barderi

*
Enrique Cibié B.

*
Mauro Di Carlo

*
Umberto Magrini

*
Luca Noviello

*
Julio Pellegrini V.

* By:	/s/ Raúl Arteaga
Name: Raúl Arteaga
Title: Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 99.2 hereto.

Enel Generación Chile S.A.

By:	/s/ Raúl Arteaga
Name: Raúl Arteaga
Title: Chief Financial Officer